EXHIBIT 3.3

FIRST AMENDMENT TO
AMENDED AND RESTATED BYLAWS OF
SMART ONLINE, INC.

Article V, Section 5 of the Bylaws is hereby amended by deleting the last sentence thereof.

The following new Sections 5A and 5B are added to Article V of the Bylaws:

Section 5A. Telephonic Meetings. Members of a committee of the Board of Directors may participate in a meeting of such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section shall constitute presence in person at such meeting.

Section 5B. Action Without Meeting. Unless otherwise restricted by the Amended and Restated Certificate of Incorporation, these Bylaws, or the Charter establishing such committee, any action required or permitted to be taken at any meeting of a committee may be taken without a meeting, if all members of the committee consent in writing, and such writing or writings are filed with the minutes of the proceedings of the committee.

The Corporation shall cause the foregoing Amendment to be included in any amended and restated copy of the Bylaws and no further approval of such amendment or restated copy shall be required for such inclusion.